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	August 6, 2007	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 078409-0101

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	YYY Trust Registration Statement on Form N-1A File Nos. 811-22038 and 333-141421 Filed March 19, 2007

Dear Ms. Browning:

        On behalf of the YYY Trust (the “Trust”), this letter sets forth the response of the Trust to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated and delivered to the Trust on May 16, 2007, commenting on the above-referenced registration statement (the “Registration Statement”). The Trust filed the Registration Statement under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“Investment Company Act” or “Act”) on March 19, 2007. The Registration Statement includes the Trust’s sole initial series, the Bear Stearns Current Yield Fund (the “Fund”).

        The numbered items set forth below repeat (in bold italics) the comments of the Staff. Following each comment, a response on behalf of the Trust and the Fund (the “Registrants”) is provided in regular type.

        As appropriate, the Trust has amended the Registration Statement in response to the Staff’s comments, and marked the Registration Statement to highlight the changes made in response to the Staff’s comments. As of the date of this letter, the Trust is transmitting for filing Pre-Effective Amendment No. 1 to the Registration Statement. In addition, to expedite your review, the Trust is providing you under separate cover a marked copy of the Registration Statement highlighting the changes made.

Prospectus

General

1.    Please confirm to the Staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, filed in order to operate as an Exchange Traded Fund (“ETF”). Specifically, confirm that the application discusses the non-index management strategies.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 2 of 20

Response: The Registrants confirm that the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF. Specifically, the Registrants confirm that the application discusses the non-index management strategies of the Fund. To the extent that changes are made in the Registration Statement as part of the Staff’s review process, the Registrants will take care to revise the exemptive application accordingly, and vice versa.

2.    Please revise the disclosure to delete equivocal language from the prospectus (e.g., the phrase “such as” should not be used to describe the Fund’s principal investment strategies nor its risks). Also, please define terms at the locations in the prospectus where they are first used (e.g., “Authorized Participant”). In making these revisions, comply with the Plain English requirements of Rule 421 under the Securities Act.

Response: The Registrants have revised the disclosure to delete equivocal language from the prospectus and to define terms at locations in the prospectus where they are first used. In making these revisions, the Registrants respectfully submit that they have complied with the Plain English requirements of Rule 421 under the Securities Act.

Front Cover Page

Bear Stearns Current Yield Fund

3.    A fund’s cover page may include additional information beyond that specified in Item 1 of Form N-1A, so long as it does not, among other things, obscure or impede understanding of the information that is required to be included in the prospectus. See id. and General Instruction C.3(b) to Form N-1A. The Staff notes that this section references a great deal of complex information without providing necessary explanatory text. For example, the second paragraph briefly references the possibility of an “[in]active trading market,” “net asset value,” and “intraday indicative value,” while the third paragraph includes the terms “in-kind creations” and “Authorized Participants” without defining them. The Staff is of the view that the additional information provided in this section could be difficult for shareholders to understand and, overall, fails to enhance comprehension of the prospectus. Accordingly, please revise this section to comply with the requirements of Item 1 and General Instruction C.3(b) of Form N-1A. In particular, do not repeat information contained elsewhere in the prospectus.

Response: The Registrants have revised this section to comply with the requirements of Item 1 and General Instruction C.3(b) of Form N-1A. In particular, the Registrants have eliminated redundant information, and they have revised the third paragraph to explain the information presented therein in a clearer and more understandable manner. In making these revisions, the Registrants respectfully submit that they have complied with the Plain English requirements of Rule 421 under the Securities Act.

4.    Please disclose the “other secondary markets” referenced in the penultimate paragraph.

Response: The Registrants have revised this section to provide a concise definition of “secondary markets.”

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 3 of 20

Investment Summary and Investment Objective

5.    Given that this section discloses certain principal investment strategies of the Fund, we believe it more appropriate to change the section’s heading from “Investment Summary and Investment Objective” to “Investment Objective and Principal Investment Strategies.” Also, the following heading, “Principal Investment Strategy,” should be deleted.

Response: The Registrants have revised this section’s heading to read “Investment Objective and Principal Investment Strategies,” and they have deleted the heading that reads “Principal Investment Strategy.”

6.    If applicable, please state that the Fund’s investment objective may be changed without shareholder approval. See Item 4(a) of Form N-1A. Also, disclose what notification, if any, the Fund will provide to shareholders prior to changing the investment objective.

Response: The Registrants have revised this section to state that the Fund’s investment objective may be changed without shareholder approval, upon 30 days’ written notice.

7.    In the second paragraph, please disclose the types of futures contracts in which the Fund will invest (e.g., equity). Also, disclose the types of option transactions in which the Fund will engage (i.e., buy and/or sell).

Response: The Registrants have revised this section to disclose the types of futures contracts in which the Fund will invest and to disclose the types of option transactions in which the Fund will engage.

8.    In the third paragraph, the last sentence states, “[t]he Fund anticipates that it will be rated the highest rating for short-term investments by a nationally recognized statistical rating organization.” Please disclose the name of this nationally recognized statistical rating organization, and disclose whether the organization has consented to the Fund including this information in the prospectus.

Response: The Registrants have revised this section to disclose that the Fund anticipates that it will be rated the highest rating for short-term investments by at least one of the nationally recognized statistical rating organizations. The Fund respectfully notes that it does not intend to identify the specific organization(s) that rates the Fund the highest rating or the specific rating, but just plans to generically indicate, once one or more such ratings are received, that the Fund is rated the highest rating for short-term investments by at least one of the nationally recognized statistical rating organizations.

Principal Investment Strategy

9.    Please summarize how the adviser decides which securities to sell. See Item 4(b)(2) of Form N-1A.

Response: The Registrants have revised this section to summarize how the adviser decides which securities to sell.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 4 of 20

10.    With respect to the fixed income securities in which the Fund will invest, please disclose whether the Fund will invest in instruments with principal payments that are fixed, variable, or both. Also, disclose the types of interest rate, dividend payment, and reset terms of the Fund’s investments.

Response: The Registrants have revised this section to disclose that the Fund will invest in instruments with principal payments that are fixed and variable and to disclose the types of interest rate, dividend payment and reset terms of the Fund’s investments.

11.    In the third paragraph, please disclose the maturity date for all variable rate securities.

Response: The Registrants have revised this section to disclose the maturity dates for the variable rate securities in which the Fund will invest.

12.    In the fourth paragraph, please disclose what entity (e.g., the Fund’s adviser) determines the expected weighted-average of the mortgage-backed securities in which the Fund will invest.

Response: The Registrants have revised this section to disclose that the Fund’s adviser determines the expected weighted average life of the mortgage-backed securities in which the Fund will invest.

13.    The “Principal Risk Considerations” section lists “High Portfolio Turnover Risk” as a principal risk of the Fund. Please describe how the Fund will use active and frequent trading as a principal investment strategy.

Response: The Registrants have revised this section to disclose that the Fund is expected to have a significant amount of portfolio turnover due to the short maturities of its portfolio securities (this would be particularly true if the portfolio turnover rate were calculated with all securities whose maturities were one year or less). Active and frequent trading is not a principal investment strategy of the Fund.

U.S. Government Securities

14.    Please disclose the “various agencies of the federal government and various instrumentalities, which have been established or sponsored by the U.S. government” in which the Fund will invest, along with attendant risk disclosure.

Response: The Registrants have revised this section to briefly disclose the various agencies of the federal government and various instrumentalities, which have been established or sponsored by the U.S. government, in which the Fund will invest, along with the attendant risk disclosure.

15.    If the Fund will invest in “principal components” as mentioned in the seventh paragraph, please describe how such investments are consistent with the Fund’s investment objective.

Response: The Registrants have revised this section to describe how investing in “principal components” is consistent with the Fund’s investment objective to seek as high a level of current income as is consistent with the preservation of capital, as investing in principal components offers the potential for capital appreciation.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 5 of 20

Bank Obligations

16. Please confirm to the Staff in your response letter that the Fund will invest less than 25% of its total assets in “obligations of U.S. banking institutions.”

Response: The Registrants have revised this section to indicate that the Fund will limit its aggregate investments in obligations of U.S. banking institutions, excluding Eurodollar obligations, Yankeedollar obligations and Yankee bonds, to 25% of its total assets at the time of purchase; and to indicate that the Fund will limit its aggregate investments in Eurodollar obligations, Yankedollar obligations and Yankee bonds to 25% of its total assets at the time of purchase.

Foreign Corporate Debt Obligations

17.    Please disclose the types of foreign corporate debt obligations in which the Fund will invest along with all attendant risks.

Response: The Registrants have revised this section to disclose the types of foreign corporate debt obligations in which the Fund will invest, along with the attendant risks.

Repurchase Agreements (Lending)

18.    Please revise this paragraph to explain that when the Fund enters into a repurchase agreement, it is loaning money to the debt security seller. Also, disclose the maximum percentage of the Fund’s total assets that may be invested in repurchase agreements.

Response: The Registrants have revised this section to explain that when the Fund enters into a repurchase agreement, it is loaning money to the debt security seller. The Registrants have also disclosed the maximum percentage of the Fund’s total assets that may be invested in repurchase agreements.

Securities Ratings

19. If applicable, disclose that the Fund will invest in unrated securities and explain the criteria used by the Fund, or a designated entity (e.g., the Fund’s adviser), to select those securities (e.g., determined to be of comparable quality to rated securities in which the Fund invests).

Response: The Registrants have revised this section to disclose that the Fund may invest in unrated securities that the Fund’s investment adviser determines to be of comparable quality to the rated securities in which the Fund will invest.

20.    Please revise this section to discuss the ratings of the “Foreign Corporate Debt Obligations” in which the Fund will invest.

Response: The Registrants have revised this section to discuss the ratings of the “Foreign Corporate Debt Obligations” in which the Fund will invest.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 6 of 20

Principal Risk Considerations

General Risks

21.    Please add a paragraph explaining the risks arising from the fact that there is no market history for actively managed ETFs.

Response: The Registrants have revised this section to explain the risks arising from the fact that there is no market history for actively-managed ETFs.

22.    Please revise the third paragraph to explain that the market price obtained for shares sold through the secondary market may deviate from the net asset value (“NAV”) and that the market price of the shares may be less than NAV. Also, disclose whether this risk is exacerbated by the fact that the Fund is a managed ETF.

Response: The Registrants have revised this section to explain that the market price obtained for shares sold through the secondary market may deviate from the NAV and that the market price of the shares may be less than NAV. The Registrants also have revised this section to disclose that they do not believe this risk is exacerbated by the fact that the Fund is an actively-managed ETF.

Specific Trading Risks

Issues Relating to Market Liquidity

23.    Please explain to the Staff in your response letter why lack of market liquidity due to trading halts, activation of market circuit breakers, or the Fund’s delisting are considered principal risks to the Fund and/or its shareholders.

Response: Upon reflection, the Registrants have decided that this is not a principal risk. As a result, the Registrants have deleted this risk factor.

Fluctuation of NAV and IIV

24.    This paragraph discloses, “the Advisor believes that significant premiums or discounts to NAV will not be sustained. In other words, the Shares are expected to closely track the value of the Fund’s portfolio.” Please revise this language to explain that there can be no assurance of the accuracy of the representations made therein.

Response: The Registrants have revised this section to explain that there can be no assurance that significant premiums or discounts to NAV will not be sustained by the Fund.

Fees and Expenses

25.    To enhance shareholder comprehension, the Staff suggests revising the shareholder transaction expense section of the fee table by dividing it into two parts: one showing the fees and expenses of purchasing and redeeming Creation Units Shares and the second reflecting the fees and expense of the retail share class. Whichever presentation the Fund selects, include in any table applying to Creation Units Shares all transactions fees imposed on those shares, including the fees described in the prospectus under the heading “Summary of Transaction Fees.”

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 7 of 20

Response: The Registrants have revised this section to place the two discussions on fees and expenses in close proximity to one another. The Registrants respectfully submit that it might be confusing to shareholders to combine the various fees and expenses into one table. Instead, the Registrants think it helpful to keep the discussions separate but in close proximity, with appropriate cross-references.

26.    In the last sentence of the paragraph following the heading “Fees and Expenses,” please revise the phrase “[t]he expenses listed in the table,” to “[t]he other expenses listed in the table.”

Response: The Registrants have revised the last sentence of the paragraph following the heading “Fees and Expenses,” from “the expenses listed in the table” to “the other expenses listed in the table.”

27. Please relocate the footnotes following the fee table to appear after the example in this section.

Response: The Registrants have revised this section so that the example appears on a different page. Accordingly, the footnotes follow the fee table on a separate page.

28.    Given the Fund’s investments in other funds, please revise the fee table to include an additional line item called “Acquired Fund Fees and Expenses,” which should appear in the table directly above the line item “Total Annual Fund Operating Expenses.” See Item 3 of Form N-1A. This additional line item should reflect the Fund’s pro rata portion of the cumulative net expenses charged by any acquired funds. Also, the acquired funds expenses should be included in the example to the fee table. See id.

Response: The Registrants have not revised the fee table to include an additional line item called “Acquired Fund Fees and Expenses.” The Registrants have respectfully declined to do so because they estimate that acquired fund fees and expenses will be less than 0.01% of average net assets.

29.    In the Annual Fund Operating Expenses portion of the fee table, please revise the “Expense Reimbursement or Recovery” line item to indicate that it is a subtraction or reduction of the “Total Annual Fund Operating Expenses” line item (e.g., insert the word “less” or a minus sign in between those two lines).

Response: The Registrants have revised the fee structure and eliminated the Excess Expense Agreement, and they have made conforming changes to the document.

30.    In the fee table’s second footnote, either disclose that the Fund’s Board of Trustees (“Board”) has adopted a resolution pursuant to which the Fund does not pay 12b-1 fees or revise the fee table to include the contractual amount of the 12b-1 plan.

Response: The Registrants have revised the fee table’s second footnote to disclose that, while the Board has adopted a 12b-1 plan, the Board has not authorized the payment of 12b-1 fees.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 8 of 20

31.    Under the terms of both the Investment Advisory Agreement and the Excess Expense Agreement, the Fund’s adviser may recoup certain fees and expenses that it pays on the Fund’s behalf or does not charge. While the adviser uses the term “waiver” to describe these payments, please note that a waiver is a relinquishment of a right. Given the adviser’s ability to recover amounts it forgoes, please use a term other than waiver. Additionally, please disclose that only the Board may terminate the payment agreements under the Investment Advisory Agreement and the Excess Expense Agreement. Also, disclose that the Board must approve any recoupment payment made to the adviser. In addition, please disclose that the Fund does not expect to incur any interest in the upcoming fiscal year. Finally, the last sentence states that, “no reimbursement payment will be made by the Fund if it would result in the Fund exceeding the Expense Cap.” Please note that the limitation in effect cannot be lower than that in effect when the fee was reduced.

Response: The Registrants have revised the fee structure and eliminated the Excess Expense Agreement, and they have made conforming changes to the document.

32.    The third footnote states that the agreement between the Fund and adviser extends to “at least December 31, 2007.” Please revise this date to extend for at least one year from the registration statement’s date of effectiveness or delete the “Expense Reimbursement or Recovery” line item from the fee table.

Response: The Registrants have revised the fee structure and eliminated the Excess Expense Agreement, and they have made conforming changes to the document.

33.    Please relocate the last paragraph in this section to the introductory paragraph of this section.

Response: The Registrants have relocated the last paragraph in this section to the introductory paragraph of this section.

Book Entry

34.    The third paragraph explains, “[i]f the Fund were to seek shareholder action, it is the Trust’s understanding that DTC would authorize the DTC participants to take such action and that the DTC participants would authorize the beneficial owners, acting through such DTC participants, to take such action and would otherwise act upon the instructions of the beneficial owners owning through them.” (Emphasis added.) Please disclose that there can be no assurance that DTC, nor the DTC participants, will grant the authorizations, or act upon the instructions of “beneficial owners,” as referenced in this quoted language. In addition, disclose all attendant risks to shareholders arising from this lack of assurance on the part of DTC and the DTC participants. Are DTC’s procedures and policies regarding its authorization to shareholders as described in the quoted language available to shareholders? Please file those DTC procedures and policies as an exhibit to the registration statement.

Response: The Registrants have revised this section to disclose that DTC, through its nominee Cede & Co., is the record owner of all outstanding shares of the Fund and that the procedures that DTC uses for voting shares of the Fund are the same as those that apply to any securities that investors hold in book entry or “street name” form for any publicly-owned company. Specifically, in the case of a shareholder meeting of the Fund, DTC will assign applicable Cede & Co. voting rights to its participants that have shares of the Fund credited to their accounts on the record date, will issue an omnibus proxy and will forward the omnibus proxy to the Fund. The omnibus proxy transfers the voting authority from Cede & Co. to the DTC participant. This gives the DTC participant through whom investors own shares, a broker-dealer, bank, trust company or other nominee, authority to vote the shares, and, in turn, the DTC participant is obligated to follow the voting instructions investors provide. The Registrants have elected not to file DTC’s procedures and policies in this regard as an exhibit to the Registration Statement because, they submit respectfully, that said procedures and policies are the same routine procedures and policies used for voting the shares of any publicly-owned company.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 9 of 20

Creation and Redemption of Creation Units

35. Please add a sentence explaining that all other shares (i.e., non-creation units) are not redeemable and are purchased and sold on an exchange.

Response: The Registrants have revised this section to add a sentence explaining that all other shares (i.e., non-creation units) are not redeemable and are purchased and sold on an exchange.

36.    May Creation Unit investors break up their units and sell individual Fund shares on an exchange? If yes, we suggest that you add disclosure informing those investors that they may do so. In addition, if applicable, disclose that broker-dealers and other persons engaged in certain distribution activities may be deemed statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act. The disclosure should summarize the types of distribution activities that may give rise to an entity being classified as a statutory underwriter.

Response: The Registrants have revised this section to clarify that the shares sold on exchanges come from Creation Unit investors breaking up their units and selling the individual Fund shares on an exchange and that Creation Unit investors are allowed to do this. The Registrants have also revised this section to disclose that broker-dealers and other persons engaged in certain distribution activities may be deemed statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act, briefly summarizing the types of distribution activities that may give rise to an entity being classified as a statutory underwriter.

37.    The second paragraph states, “Authorized Participants should refer to their Authorized Participation Agreements….” Please advise the Staff in your response letter whether these Agreements are part of the prospectus. In particular, are the Agreements being incorporated by reference into the prospectus?

Response: The Registrants respectfully inform the Staff that the form of Authorized Participant Agreement is not part of the prospectus, nor is it being incorporated by reference into the prospectus. However, the Registrants are filing with the Registration Statement the form of Authorized Participant Agreement.

38.    Please revise the disclosure in this section to identify in a clear manner the entity or entities with which a shareholder must place his purchase order or redemption request in order to receive the applicable day’s NAV. Are both the “Authorized Participants” and the Distributor authorized agents of the Fund or merely the Distributor? The revised disclosure should clearly explain when the Fund considers that it has received a purchase order or a redemption request (e.g., if applicable, upon receipt of the order or request by an “Authorized Participant”).

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 10 of 20

Response: The Registrants have revised this section to identify in a clear manner that purchase and redemption orders must be placed with the Fund’s distributor. The Registrants also now disclose when orders are considered received.

39.    This section refers to purchase orders and redemption requests as being “accepted” or “deemed accepted.” Please delete this language and replace it with disclosure explaining that purchase orders and redemption requests will be processed upon receipt by the Fund’s authorized entity. See Rule 22c-1 under the Act. Also, if applicable, disclose that all purchase orders and redemption requests must be received in “proper form” and include a definition of that term.

Response: The Registrants have revised this section to add disclosure explaining that purchase orders and redemption requests will be processed upon receipt by the Fund’s distributor and to make clear that all purchase orders and redemption requests must be received in “proper form” (a term that the Registrants have defined).

Purchasing Shares Directly From the Fund Redeeming Shares Directly From the Fund

40.    Please expand upon the brief disclosure in these two sections, explaining in greater detail the requirements for purchasing and redeeming Fund Creation Units Shares. Also, please disclose the Fund’s policy regarding rejection of purchase orders and redemption orders, including the maximum amount of time the Fund will take to reject a purchase order.

Response: The Registrants have revised this section to briefly expand upon the disclosure in these two sections, explaining in greater detail the requirements for purchasing and redeeming Fund Creation Units and to disclose the Fund’s policy regarding rejection of purchase orders and redemption orders.

41.    Please disclose AMEX’s regular “Business Days,” and the days that AMEX is closed.

Response: The Registrants have revised this section to tie the definition “Business Day” to the New York Stock Exchange and have disclosed the New York Stock Exchange’s regular business days and the days that the New York Stock Exchange is closed.

42.    The Fund requires that orders Authorized Participants “must be received by the Distributor by 11:00 a.m. New York time to receive that day’s NAV per share (the ‘Order Cutoff Time’).” Further, “NAV of the Fund is calculated … ordinarily by 6:30 p.m. New York time.” Please indicate to the Staff in your response letter why shares received prior to the Fund’s calculation of NAV at 6:30 p.m. will not receive that day’s NAV. In particular, please explain how this policy complies with Rule 22c-1 under the Investment Company Act.

Response: The Registrants have revised this section to disclose that a purchase order will be processed if it is received in proper form prior to the applicable cut-off time of 1:00 p.m., New York Time, whether transmitted by mail or by telephone, facsimile or other electronic means permitted under the Participant Agreement. The Registrants respectfully submit that this policy is consistent with Rule 22c-1 because all orders that are timely received in proper form on a Business Day will receive the NAV calculated on that Business Day. This policy does not result in any backward pricing, and there is no dilution to existing shareholders or potential for speculative abuse. Further, the Registrants are aware of several mutual funds with similar policies. See, e.g., iShares Lehman Aggregate Bond Fund and iShares Lehman MBS Fixed-Rate Bond Fund.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 11 of 20

Summary of Transaction Fees

43.    This section states, “[t]here is a fixed and a variable component to the total transaction fee on transactions in Creation Units.” Please confirm to the Staff in your response letter that these “fixed and variable component[s]” are not sales loads, but rather administrative fees paid to the Fund. Also, explain what services are performed in exchange for these fees, including whether the services are specific to retail shares, Creation Units Shares, or both.

Response: The Registrants have revised this disclosure to indicate that the Fund does not currently charge any transactions fees in connection with the creation and redemption of Creation Units. If in the future the Fund charged any such fees, the Fund would fully disclose such fees in its prospectus. The Registrants supplementally confirm to the Staff that any such transaction fees would not be sales loads, but rather administrative fees paid to the Fund’s administrator to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units.

Investment Advisor and Sub-Advisor

44.    Please disclose what entity pays the Fund’s sub-adviser and include the amount paid to the sub-adviser. Also, explain the authority permitting the Fund’s adviser to employ and terminate sub-advisors.

Response: The Registrants respectfully note that the Fund has opted not to have a sub-adviser. Accordingly, the Registrants have eliminated the references to sub-adviser and have made other conforming changes to the Registration Statement.

Shareholder Information

45.    This section states that shares of the Fund “will be eligible for purchase on margin.” Please clarify whether the shares are marginable, or eligible for purchase on margin. Disclose who will extend a loan, the Fund or a selling broker. In particular, explain to the Staff in your response letter how the eligibility of the shares for purchase on margin comports with Section 11d of the Securities Exchange Act of 1934 and Rule 11d1-2 promulgated thereunder. See also Investment Company Institute (pub. avail. Jan. 9, 1989). Also, please disclose that there is no assurance an investor will be extended margin, and disclose the risks associated with margin purchases.

Response: The Registrants have revised this section to indicate that the shares of the Fund qualify as margin borrowing collateral. The Fund will not extend loans for the purchase of its shares.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 12 of 20

Frequent Trading

46.    If accurate, please disclose the Fund’s Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. See Item 6(e)(2) of Form N-1A. Also, provide a statement of the specific basis for the view of the Board that it is appropriate for the Fund not to have such policies and procedures. See Item 6(e)(3).

Response: The Registrants have revised this section to clearly state that the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. The Registrants also have provided a statement of the specific basis for the view of the Board that it is appropriate for the Fund not to have such policies and procedures.

Determination of Net Asset Value

47.    In addition to the Fund’s Board, disclose what other entity will perform fair value pricing (e.g., the Fund’s adviser under policies and supervision provided by the Board).

Response: The Registrants have revised this section to disclose that when market quotations are not readily available or are deemed unreliable, some investments will be valued using fair value pricing as determined in good faith by the Fund’s adviser under procedures established by and under the general supervision and responsibility of the Board.

48.    The last paragraph of this section states that “NAV of the Fund is calculated … ordinarily by 6:30 p.m. New York time.” (Emphasis added.) Please revise this sentence to state the specific time during the day set by the Board to determine the Fund’s NAV. See Rule 22c-1 of the Investment Company Act. Also, please reconcile this 6:30 p.m. NAV calculation time with the NAV calculation time of 5:45 disclosed in the Statement of Additional Information (“SAI”) on page B-27.

Response: The Registrants have revised this section to disclose that the NAV of the Fund is calculated by the Fund’s administrator and custodian and determined each business day as of the close of regular trading on the New York Stock Exchange (ordinarily 4:00 p.m., New York time). The Registrants also have revised this disclosure and the disclosure in the SAI to be consistent.

49.    The penultimate sentence of the last paragraph states that “[i]f the AMEX closes early, NAV may be calculated prior to its normal calculation time.” Please disclose the normal calculation time of the NAV. Also, advise the Staff in your response letter how the discretionary policy (“may close”) is consistent with Rule 22c-1(b)(1) under the Act. In addition, please disclose the circumstances under which the AMEX would close early. Please advise the Staff in your response letter why it is appropriate to close the Fund early based upon the AMEX closing early. In revising the disclosure, please be aware that Section 22(e)(1) of the Act only permits suspensions of redemptions or postponement of payments when the New York Stock Exchange (“NYSE”) is closed or trading on the NYSE is restricted. Will the Fund’s exemptive order permit such suspensions or postponements not tied to the NYSE?

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 13 of 20

Response: The Registrants have revised this section to disclose that the NAV of the Fund is calculated by the Fund’s administrator and custodian and determined each business day as of the close of regular trading of the New York Stock Exchange (ordinarily 4:00 p.m., New York time). The Registrants have also tied the ability to suspend redemptions more clearly to Section 22(e)(1) of the Act. While the Fund has indicated that if the exchange or market on which the Fund’s investments are primarily traded (the “Primary Trading Market”) closes early, the NAV may be calculated prior to its normal calculation time, this would be an unusual occurrence. The Registrants respectfully submit that in the event of such an occurrence it would be appropriate to calculate the NAV early because, in accordance with Rule 22c-1(b)(1), once the Primary Trading Market has closed, the value of the Fund’s portfolio securities will likely not be materially affected until the Primary Trading Market reopens. Further, the Registrants respectfully submit that early calculation of the Fund’s NAV in these circumstances is appropriate under Section 22(e)(2) and is in line with Securities and Exchange Commission exemptions in which the Commission permitted a company to suspend redemptions when there was no trading on the exchange on which the company’s investments were primarily traded even though there was trading on the New York Stock Exchange. See, e.g., G.T. Pac. Fund, Inc., Release No. IC-9680/9748 (1977), and Canada Gen. Fund, Inc., Release No. IC 4183/4199 (1965).

Intraday Indicative Value

50.    The last sentence of this section states, “[t]he Fund is not involved in, or responsible for, the calculation or dissemination of the Intraday Indicative Value ….” Please rectify this disclosure with the fact that the Fund supplies the information used to calculate the Intraday Indicative Value.

Response: The Registrants have revised this section to disclose that the Fund provides the AMEX with information to calculate the IIV, but that the Fund is not involved in the actual calculation of the IIV and is not responsible for the calculation or dissemination of the IIV.

SAI

Investment Policies and Restrictions

51.    The second fundamental policy discloses that the Fund may pledge assets to secure borrowings. Please disclose the maximum percentage of the Fund’s total assets that may be pledged to secure borrowings. We would not object if this disclosure were added as narrative text (e.g., as a footnote to the restriction). In addition, in an appropriate place in the narrative, please add disclosure explaining that, in the event that the Fund’s borrowings exceed 300% of the Fund’s total assets, the Fund will within three days thereafter reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act. See Section 18(f)(1) of the Act.

Response: The Registrants have revised the second fundamental policy to disclose the maximum percentage of the Fund’s total assets that may be pledged to secure borrowings. This disclosure has been made as a footnote to the investment restriction. The Registrants have also added a discussion to the Statement of Additional Information that explains that, in the event that the Fund’s borrowings exceed 300% of the Fund’s total assets, the Fund will within three days thereafter reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 14 of 20

52.    Please revise the fourth fundamental restriction from “in any one industry” to “in any one industry or group of industries.”

Response: The Registrants have revised the fourth fundamental investment restriction to disclose that the Fund will not concentrate 25% or more of the value of its total assets (taken at market value at the time of each investment) in any one industry, as that term is used in the Investment Company Act (except that this restriction does not apply to obligations issued by the U.S. government or its agencies and instrumentalities or government-sponsored entities).

53.    Section 5(b)(1) of the Investment Company Act defines a diversified management company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer. Please revise the fifth fundamental restriction to comply with all of the restrictions of Section 5(b)(1). Also, is it the Fund’s intention to exclude investment companies the list of entities to which “this restriction does not apply”?

Response: The Registrants have revised the fifth fundamental investment restriction to disclose that the Fund will not, with respect to 75% of the Fund’s total assets, purchase the securities of any one issuer (other than cash, other investment companies and securities issued or guaranteed by the U.S. government or its agencies and instrumentalities or government-sponsored entities), if immediately after such purchase (a) more than 5% of the Fund’s total assets would be invested in the securities of that issuer or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

54.    In the seventh fundamental policy, please either delete the phrase “and other similar instruments” or disclose those instruments.

Response: The Registrants have revised the seventh fundamental investment restriction to disclose that the Fund will not purchase or sell commodities or commodities contracts, except that the Fund is permitted to invest in options, futures, forward contracts, futures contracts, swaps and options on swaps and futures contracts.

55.    In the eighth policy, please disclose whether the debt securities mentioned therein are publicly issued, privately issued, or both. Also, revise the policy to explain what is “permitted by the Investment Company Act.” We would not object to disclosing this information as explanatory text following the policies (e.g., in a footnote).

Response: The Registrants have revised the eighth fundamental investment restriction to disclose that the debt securities mentioned may be publicly issued and/or privately issued. The Registrants have also revised this investment restriction to explain what securities lending is permitted by the Investment Company Act by means of a footnote.

56.    Please delete the word “net” from the third non-fundamental policy. Also, revise the policy to remove the implication that the Fund may invest 25% or more of its total assets in domestic banks or corporations.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 15 of 20

Response: The Registrants have revised the third non-fundamental investment restriction to disclose that the Fund will limit its aggregate investments in obligations of U.S. banking institutions, excluding Eurodollar obligations, Yankeedollar obligations and Yankee bonds, to 25% of its total assets at the time of purchase and to indicate that the Fund will limit its aggregate investments in Eurodollar obligations, Yankedollar obligations and Yankee bonds to 25% of its total assets at the time of purchase.

AMEX Listing and Trading

57.    In the second paragraph, please revise the phrase “your broker may” to “your broker will,” or explain those circumstances under which a broker would not impose the charges described in the paragraph.

Response: The Registrants have revised this section to disclose that an investor’s broker will normally charge the investor a commission or other transaction charges when the investor buys or sells shares of the Fund on a secondary market.

58.    In the last paragraph, please define the term “convenient trading ranges.” In particular, disclose all limitations or conditions imposed by AMEX with respect to this activity by the Fund. May the Fund do a share split or reverse share split when shares are trading at a discount or a premium?

Response: The Registrants have revised this section to provide a brief explanation of what the Fund means when it refers to a convenient trading range. Supplementally, the Registrants inform the Staff that the AMEX does not impose any substantive restrictions on stock splits, but does impose notice requirements, with which the Fund will comply. The Registrants inform the Staff that the Fund could do a share split or reverse share split when shares are trading at a discount or a premium.

Investment Considerations

Lending of Portfolio Securities

59.    In describing the Fund’s investment strategies, please distinguish principal investment strategies from non-principal strategies. We would not object to the Fund using separate headings to distinguish principal investment strategies from non-principal strategies.

Response: The Registrants have revised this section to distinguish principal investment strategies from non-principal investment strategies by means of separate headings.

Diversification

60.    The first sentence of this section inappropriately includes the Fund’s concentration policy and, accordingly, should be relocated to the section of the SAI that discusses concentration.

Response: The Registrants have deleted this section as it is duplicative of disclosure already made in the Statement of Additional Information.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 16 of 20

Lending of Portfolio Securities

61.    Please disclose how any income on collateral provided by the borrower in a securities lending transaction is divided among the parties to the transaction. If any third party will be involved in investing the collateral, please add disclosure explaining this.

Response: The Registrants have revised this section to disclose that the income on collateral will be retained by the Fund. Supplementally, the Registrants indicate to the Staff that there is not a third party involved in investing the collateral.

Money Market Funds

62.    Please revise the first sentence to specify what limits the Investment Company Act imposes with respect to a fund investing in money market funds registered under the Act.

Response: The Registrants have added the requested disclosure to the discussion on the non-fundamental investment restriction related to investing in investment companies, and have elected not to repeat the disclosure here as it is redundant.

Repurchase Agreements

63.    In the second paragraph, please disclose the minimum creditworthiness for “the issuing broker, dealer or bank.”

Response: The Registrants have revised this section to disclose the minimum creditworthiness for the issuing broker, dealer or bank.

Compensation of Trustees and Officers

64.    This section states, “[a]ll Trustees are reimbursed for their travel expenses and other reasonable expenses incurred in connection with attending Board meetings.” (Emphasis added.) Please describe the material provisions of the arrangement under which Trustees are reimbursed for “reasonable expenses.” Specifically, include the criteria used to determine amounts payable under the arrangement for “reasonable expenses.” See paragraph 12(c)(2) of Item 12 of Form N-1A.

Response: The Registrants have revised this section to disclose that Trustees are reimbursed for their travel expenses and other reasonable out-of-pocket expenses incurred in connection with attending Board meetings, and that these other expenses are subject to Board review to ensure that they are not excessive. Supplementally, the Registrants inform the Staff there is no formal or informal arrangement under which Trustees are reimbursed for reasonable out-of-pocket expenses. These are simply minimal expenses related to things like meals or cab fare that are reimbursed unless the Board were to determine that they are unreasonable in amount.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 17 of 20

Portfolio Manager

Other Accounts Managed by Portfolio Manager

65.    Please discuss in greater detail the “policies [and] procedures” adopted by the Fund “designed to safeguard the Fund from being negatively affected” by the portfolio manager’s management of the Fund’s investments on the one hand, and the investments of the other accounts for which the portfolio manager is responsible on the other.

Response: The Registrants have revised this section to discuss in greater detail the policies and procedures adopted by the Fund that are designed to safeguard the Fund from being negatively affected by the portfolio manager’s management of the Fund’s investments on the one hand, and the investments of the other accounts for which the portfolio manager is responsible on the other.

Disclosure of Portfolio Holdings

66.    This section’s first sentence states that the “Board of Trustees is expected to adopt a policy regarding disclosure of the Fund’s portfolio holding information,” while the last sentence states that the Board “must approve all material amendments to the portfolio disclosure policy.” (Emphasis added.) Has the Fund actually adopted a policy regarding disclosure of its portfolio holding? If yes, please disclose so in the Fund’s first pre-effective amendment filing.

Response: The Registrants have revised this section to disclose that the Fund has adopted a policy regarding disclosure of its portfolio holdings.

67.    The third paragraph explains that the Fund may disclose information about its portfolio holding to certain entities “at any time.” Please disclose the categories of individuals who may authorize disclosure of the Fund’s non-public portfolio securities to the entities listed in the paragraph. See paragraph (f)(1)(v) of Item 11 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., the adviser)? Does the adviser, on behalf of the Fund and acting pursuant to the Fund’s policies and procedures, provide information to certain entities on a continuous daily basis?

Response: The Registrants have revised this section to disclose the categories of persons who have regular access to the portfolio holdings information and to disclose who makes determinations with respect to disclosing portfolio holdings information.

68.    Please disclose what type of confidentiality agreements (e.g., oral or written) apply to the entities listed in the third and fourth paragraphs. The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no contractual obligation of confidentiality, disclose that the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund’s portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Response: The Registrants have revised this section to discuss the type of confidentiality arrangements that apply to persons who are given access to portfolio holdings information.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 18 of 20

69.    Based on the disclosure in the last paragraph of this section, it appears the Board exercises oversight of disclosure of the Fund’s portfolio securities by reviewing governing policies. Are there any additional procedures in place to conduct this oversight? For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

Response: The Registrants have revised this section to discuss the policies and procedures in place for the Board to oversee the disclosure of portfolio holdings.

Additional Information Concerning Shares

Book Entry Only System

70.    Please confirm to the Staff in your response letter that the fee DTC charges to the Fund for making available to the Fund, “a listing of Shares holdings of each DTC participant,” is included in the “Other Expenses” line item of the fee table.

Response: Supplementally, the Registrants confirm to the Staff that the fee DTC charges to the Fund for making available to the Fund a listing of share holdings of each DTC participant is included in the “Other Expenses” line item of the fee table.

Cash Redemption Orders

71.    Please revise this paragraph to explain in a more clear manner whether the conditions described in the second sentence apply to the timing of the redemption payment or to when a redemption occurs. In particular, clarify whether the redemption occurs upon receipt of the redemption request by the Distributor or upon receipt of the request by the Distributor on a day when the DTC is open for business.

Response: The Registrants have revised this section to explain in a more clear manner the timing of redemptions and when redemptions are deemed received in proper form.

Transaction Fees

72.    In the first paragraph, the last sentence states, “[t]he variable Transaction Fee is intended to compensate the Administrator for the purchase or sale of portfolio securities to settle in cash.” Please disclose whether this fee is paid to the Fund or to the administrator.

Response: The Registrants have revised this disclosure to indicate that the Fund does not currently charge any transactions fees in connection with the creation and redemption of Creation Units. If in the future the Fund charged any such fees, the Fund would fully disclose such fees in its prospectus. The Registrants supplementally confirm to the Staff that any such transaction fees would not be sales loads, but rather administrative fees that would be paid to the Fund’s administrator to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units.

Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
August 6, 2007 p. 19 of 20

73.    Please confirm that when the two components of the “Transaction Fee” are combined, (the “fixed component” and the “variable component”), the “Transaction Fee” will always be less than 2%.

Response: The Registrants have revised this disclosure to indicate that the Fund does not currently charge any transactions fees in connection with the creation and redemption of Creation Units. If in the future the Fund charged any such fees, the Fund would fully disclose such fees in its prospectus. The Registrants supplementally confirm to the Staff that any such transaction fees would be limited in accordance with then-existing requirements of the SEC applicable to management investment companies offering redeemable securities.

Determination of Net Asset Value

74.    In the fourth sentence of the second paragraph, please delete the word “some” or revise the disclosure to explain what investments will not be fair valued when market quotations are not readily available or are deemed unreliable.

Response: The Registrants have revised this section to delete the word “some” from the disclosure.

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596. As requested, the Trust will provide the requested “Tandy” statement prior to the Registration Statement going effective. A form of the “Tandy” statement is attached hereto as Appendix A.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	Jeffry P. Brown (w/o enclosures) Bear Stearns Asset Management Patrick D. Daugherty (w/o enclosures) George T. Simon (w/o enclosures) Foley & Lardner LLP

Appendix A

[FORM OF “TANDY” STATEMENT]

_______ __, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	YYY Trust Registration Statement on Form N-1A File Nos. 811-22038 and 333-141421 Filed March 19, 2007

Ladies and Gentlemen:

        In response to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) commenting on the above-referenced registration statement (the “Registration Statement”), the YYY Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours YYY TRUST By:________________________